Exhibit 12
MASCO CORPORATION
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	(Dollars in Millions)
	Nine
	Months
	Ended
	Sep. 30,	Year Ended December 31,
	2011	2010	2009	2008	2007	2006
Earnings Before Income Taxes, Preferred Stock Dividends and Fixed Charges:
Income (loss) from continuing operations before income taxes	$98	$(777)	$(151)	$(193)	$876	$891

Deduct equity in undistributed loss (earnings) of fifty-percent-or- less-owned companies	—	—	—	(1)	(2)	(1)

Add interest on indebtedness, net	189	249	224	228	258	241

Add amortization of debt expense	5	7	5	4	5	4

Add estimated interest factor for rentals	25	36	44	51	55	52

Earnings before income taxes, noncontrolling interest, net, fixed charges and preferred stock dividends	$317	$(485)	$122	$89	$1,192	$1,187

Fixed Charges:
Interest on indebtedness	$186	$246	$221	$228	$259	$241

Amortization of debt expense	5	7	5	4	5	4

Estimated interest factor for rentals	25	36	44	51	55	52

Total fixed charges	$216	$289	$270	$283	$319	$297

Preferred stock dividends(a)	$—	$—	$—	$—	$—	$—

Combined fixed charges and preferred stock dividends	$216	$289	$270	$283	$319	$297

Ratio of earnings to fixed charges	1.5	(1.7)	0.5	0.3	3.7	4.0

Ratio of earnings to combined fixed charges and preferred stock dividends	1.5	(1.7)	0.5	0.3	3.7	4.0

Ratio of earnings to combined fixed charges and preferred stock dividends excluding certain items (b)	1.5	0.9	1.5	2.2	4.2	5.4

(a)	Represents amount of income before provision for income taxes required to meet the preferred stock dividend requirements of the Company.

(b)	Excludes the 2011 litigation expense of $6 million and non-cash pre-tax impairment charge for other intangible assets of $7 million; the 2010 non-cash pre-tax impairment charge for goodwill and other intangible assets of $721 million and non-cash, pre-tax impairment charge for financial investments of $34 million; the 2009 non-cash, pre-tax charge for goodwill impairment of $262 million; non-cash, pre-tax impairment charge for financial investments of $10 million and litigation expense of $7 million; 2008 non-cash, pre-tax impairment charge for goodwill and other intangible assets of $467 million, financial investments of $58 million and litigation expense of $9 million; 2007 non-cash, pre-tax impairment charges for goodwill and other intangible assets of $119 million and the non-cash, pre-tax charge for financial investments of $22 million; and the 2006 non-cash, pre-tax impairment charges for goodwill and financial investments of $317 million and $101 million, respectively, and the pre-tax income related to the Behr litigation settlement of $1 million.

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